Credit Suisse Global New Technologies Fund, Inc.
Registration No. 333-38124
SUB-ITEM 77D:  Policies with respect to security investments
Effective June 25, 2002, the fund's investment policy was changed to reflect a change in law, as follows: Under normal market conditions, this fund invests at least 80% of net assets, plus any borrowings for investment purposes, in equity securities of technology companies in at least three countries, including the U.S., and may invest in companies of all sizes.
The fund's 80% investment policy is non-fundamental and may be changed by the Board of Directors of the fund to become effective upon at least 60 days' notice to shareholders prior to any such change. Investment in debt securities is limited to 20% of net assets, plus any borrowings for investment purposes.